UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited

By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: March 7, 2018

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EXHIBIT INDEX

Exhibit 99.1—Press Release

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Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED PRELIMINARY

FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2017

SHANGHAI, March 6, 2018 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited preliminary1 financial results for the fourth quarter of 2017 and the full year ended December 31, 2017.

FOURTH QUARTER 2017 FINANCIAL HIGHLIGHTS

•	Net revenues for the fourth quarter of 2017 were RMB722.1 million (US$111.0 million), an 11.7% increase from the corresponding period in 2016.

(RMB millions,
except percentages)	Q4 2016	Q4 2017	YoY Change
Wealth management	488.2	524.8	7.5%
Asset management	136.4	166.8	22.3%
Internet financial services	21.6	30.5	41.2%

Total net revenues	646.2	722.1	11.7%

•	Income from operations for the fourth quarter of 2017 was RMB135.7 million (US$20.9 million), a 62.7% increase from the corresponding period in 2016.

(RMB millions,
except percentages)	Q4 2016	Q4 2017	YoY Change
Wealth management	82.4	79.7	(3.3)%
Asset management	43.5	76.9	76.9%
Internet financial services	(42.5)	(20.9)	(50.8%)

Total income from operations	83.4	135.7	62.7%

•	Net income attributable to Noah shareholders for the fourth quarter of 2017 was RMB160.3 million (US$24.6 million), a 49.3% increase from the corresponding period in 2016.

•	Non-GAAP[2] net income attributable to Noah shareholders for the fourth quarter of 2017 was RMB184.7 million (US$28.4 million), a 40.5% increase from the corresponding period in 2016.

FULL YEAR 2017 FINANCIAL HIGHLIGHTS

•	Net revenues in the full year 2017 were RMB2,826.9 million (US$434.5 million), a 12.5% increase from the full year 2016.

[1]	As of the date of this press release, we are still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah Shareholders, income per ADS and the balance of investments in affiliates in our consolidated financial statements. While not included in the unaudited preliminary fourth quarter 2017 financial results in this press release, we will include any such fair value adjustments in the audited consolidated financial statements in our 2017 Form 20-F and will make a subsequent announcement when our review conclude, as appropriate.
[2]	Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures as adjusted by excluding the effects of all forms of share-based compensation.

(RMB millions,
except percentages)	FY 2016	FY 2017	YoY Change
Wealth management	1,931.7	2,126.3	10.1%
Asset management	531.8	588.0	10.6%
Internet financial services	50.1	112.6	124.7%

Total net revenues	2,513.6	2,826.9	12.5%

•	Income from operations in the full year 2017 was RMB777.0 million (US$119.4 million), a 16.4% increase from the full year 2016.

(RMB millions,
except percentages)	FY 2016	FY 2017	YoY Change
Wealth management	526.0	580.9	10.4%
Asset management	321.3	302.9	(5.7%)
Internet financial services	(180.0)	(106.8)	(40.7%)

Total income from operations	667.3	777.0	16.4%

•	Net income attributable to Noah shareholders in the full year 2017 was RMB770.2 million (US$118.4 million), a 19.6% increase from the full year 2016.

•	Non-GAAP net income attributable to Noah shareholders in the full year 2017 was RMB863.8million (US$132.8 million), a 19.5% increase from the full year 2016.

FOURTH QUARTER AND FULL YEAR 2017 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides comprehensive financial services to high net worth individuals, enterprises and institutional clients. Noah primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products.

•	Total number of registered clients as of December 31, 2017 was 186,918, a 38.1% increase from December 31, 2016.

•	Total number of active clients[3] during the fourth quarter of 2017 was 6,276, a 38.5% increase from December 31, 2016, due to our promotion events during the fourth quarter of 2017. The total number of active clients during the full year 2017 was 12,720, a 5.8% increase from the full year 2016.

•	Aggregate value of financial products distributed during the fourth quarter of 2017 was RMB28.2 billion (US$4.3 billion), a 13.1% increase from the fourth quarter of 2016.

Product type	Three months ended December 31,
	2016		2017
	(RMB in billions, except percentages)
Fixed income	14.3	57.5%	15.4	54.5%
Private equity	8.5	34.2%	7.4	26.1%
Secondary market equity	1.7	6.8%	5.4	19.2%
Other products	0.4	1.5%	0.1	0.2%

All products	24.9	100.0%	28.2	100.0%

[3]	“Active clients” refers to registered clients who purchased financial products distributed by Noah during the period specified.

•	Aggregate value of financial products distributed during the full year 2017 was RMB117.4 billion (US$18.0 billion), a 15.8% increase from the full year 2016.

Product type	Twelve months ended December 31,
	2016		2017
	(RMB in billions, except percentages)
Fixed income	64.5	63.6%	71.8	61.1%
Private equity	27.5	27.2%	34.3	29.2%
Secondary market equity	7.8	7.7%	10.8	9.2%
Other products	1.5	1.5%	0.6	0.5%

All products	101.4	100.0%	117.4	100.0%

•	Average transaction value per client[4] for the fourth quarter of 2017 was RMB4.5 million (US$0.7 million), an 18.3% decrease from the corresponding period in 2016. Average transaction value per client for the full year 2017 was RMB9.2 million (US$1.4 million), a 9.5% increase from the full year 2016.

•	Coverage network included 237 branches and sub-branches covering 79 cities as of December 31, 2017, up from 222 branches and sub-branches covering 78 cities as of September 30, 2017, and 185 branches and sub-branches covering 71 cities as of December 31, 2016.

•	Number of relationship managers was 1,335 as of December 31, 2017, a 3.8% increase from September 30, 2017 and a 14.2% increase from December 31, 2016.

Asset Management Business

Gopher Asset Management Co. Ltd. (“Gopher”), a subsidiary of the Company, is a leading alternative asset manager in China. Gopher develops and manages private equity, real estate, secondary market, credit, and other investments denominated in both Renminbi and foreign currencies.

•	Total assets under management as of December 31, 2017 were RMB148.3 billion (US$22.8 billion), a 3.8% increase from September 30, 2017 and a 22.6% increase from December 31, 2016.

Investment type	As of September 30, 2017		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2017
	(RMB billions, except percentages)
Real estate	11.6	8.1%	2.6	2.7	11.6	7.8%
Private equity	81.3	56.9%	5.6	0.1	86.9	58.6%
Secondary market	6.0	4.2%	0.3	0.2	6.2	4.2%
Credit	40.4	28.3%	7.1	7.5	40.0	27.0%
Other investments	3.6	2.5%	0.1	—	3.6	2.5%

All Investments	142.9	100.0%	15.7	10.3	148.3	100.0%

[4]	“Average transaction value per client” refers to the average value of financial products distributed by Noah that were purchased by active clients during the period specified.

Investment type	As of December 31, 2016		Asset Growth	Asset Expiration/ Redemption	As of December 31, 2017
	(RMB billions, except percentages)
Real estate	23.2	19.2%	14.5	26.1	11.6	7.8%
Private equity	58.0	48.0%	30.3	1.4	86.9	58.6%
Secondary market	8.3	6.9%	0.5	2.7	6.2	4.2%
Credit	27.8	23.0%	40.6	28.4	40.0	27.0%
Other investments	3.6	3.0%	0.1	0.1	3.6	2.5%

All Investments	120.9	100.0%	86.0	58.6	148.3	100.0%

Internet Financial Services Business

The Company’s Internet financial services business includes its online wealth management platform as well as micro-lending, payment processing and other online services.

Mr. Kenny Lam, Group President of Noah, said, “2017 marks another year of record-high earnings for us. We believe 2018 will be another exciting year of development as clients broaden their needs and industry regulations provide a more solid foundation of growth. We remain highly focused on building a sustainable platform that deepens client relationships. We will also continue to invest in technology to expand our service coverage and build on our large domestic and global footprint.”

FOURTH QUARTER 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the fourth quarter of 2017 were RMB722.1 million (US$111.0 million), an 11.7% increase from the corresponding period in 2016, primarily driven by increased recurring service fee revenues and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for the fourth quarter of 2017 were RMB241.0 million (US$37.0 million), a 7.4% decrease from the corresponding period in 2016, primarily due to a decline in distribution of insurance products.

•	Net revenues from recurring service fees for the fourth quarter of 2017 were RMB252.9 million (US$38.9 million), a 21.1% increase from the corresponding period in 2016. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed.

•	Net revenues from performance-based income for the fourth quarter of 2017 were RMB10.6 million (US$1.6 million), compared with RMB3.4 million in the corresponding period of 2016. The increase was primarily due to an increase in performance-based income from secondary market products distributed in previous periods.

•	Net revenues from other service fees for the fourth quarter of 2017 were RMB20.2 million (US$3.1 million), a 29.3% increase from the corresponding period in 2016.

•	Asset Management Business

•	Net revenues from recurring service fees for the fourth quarter of 2017 were RMB140.9 million (US$21.7 million), a 12.1% increase from the corresponding period in 2016. The increase was primarily due to the increase in assets under management.

•	Net revenues from performance-based income for the fourth quarter of 2017 were RMB19.1 million (US$2.9 million), compared with RMB10.3 million in the corresponding period of 2016, primarily due to an increase in performance-based income from real estate products.

•	Internet Financial Service Business

•	Net revenues for the fourth quarter of 2017 were RMB30.5 million (US$4.7 million), a 41.2% increase from the corresponding period in 2016. The increase was primarily due to the growth of sales of several services within this segment compared with the corresponding period of 2016.

Operating costs and expenses

Operating costs and expenses for the fourth quarter of 2017 were RMB586.5 million (US$90.1 million), a 4.2% increase from the corresponding period in 2016. Operating costs and expenses primarily consisted of compensation and benefits of RMB379.6 million (US$58.3 million), selling expenses of RMB111.5 million (US$17.1 million), general and administrative expenses of RMB79.3 million (US$12.2 million) and other operating expenses of RMB41.3 million (US$6.3 million).

•	Operating costs and expenses for the wealth management business for the fourth quarter of 2017 were RMB445.2 million (US$68.4 million), a 9.7% increase from the corresponding period in 2016, primarily due to an increase in marketing expenses and consulting fees.

•	Operating costs and expenses for the asset management business for the fourth quarter of 2017 were RMB89.9 million (US$13.8 million), a 3.2% decrease from the corresponding period in 2016, primarily due to a decrease in investment advisory expenses.

•	Operating costs and expenses for the Internet financial services business for the fourth quarter of 2017 were RMB51.4 million (US$7.9 million), a 19.7% decrease from the corresponding period in 2016, primarily due to a decrease in product promotion expenses and an increase in government subsidies.

Operating Margin

Operating margin for the fourth quarter of 2017 was 18.8%, an increase from 12.9% for the corresponding period in 2016. The increase was mainly due to cost optimization measures and increased government subsidies.

•	Operating margin for the wealth management business for the fourth quarter of 2017 decreased to 15.2% from 16.9% for the corresponding period in 2016.

•	Operating margin for the asset management business for the fourth quarter of 2017 was 46.1%, compared with 31.9% for the corresponding period in 2016.

•	Operating loss for the Internet financial services business for the fourth quarter of 2017 was RMB20.9 million (US$3.2 million), down from RMB42.5 million for the corresponding period in 2016.

Income Tax Expenses

Income tax expenses for the fourth quarter of 2017 were RMB35.1 million (US$5.4 million), a 58.3% increase from the corresponding period in 2016. The increase was primarily due to higher taxable income.

Income from Equity in Affiliates

Income from equity in affiliates for the fourth quarter of 2017 was RMB18.4 million (US$2.8 million), compared with RMB2.1 million in the corresponding period in 2016. The increase was mainly due to the increased net asset value of the Company’s investment in an asset management joint venture. We are still reviewing the financial results of the funds of funds we manage and invest in as the general partner. Any potential changes in fair value of those investments could affect the income from equity in affiliates.

Net Income

•	Net Income

•	Net income for the fourth quarter of 2017 was RMB157.9 million (US$24.3 million), a 93.2% increase from the corresponding period in 2016.

•	Net margin for the fourth quarter of 2017 was 21.9%, up from 12.6% for the corresponding period in 2016.

•	Net income attributable to Noah shareholders for the fourth quarter of 2017 was RMB160.3 million (US$24.6 million), a 49.3% increase from the corresponding period in 2016.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the fourth quarter of 2017 was RMB2.82 (US$0.43) and RMB2.72 (US$0.42), respectively, up from RMB1.90 and RMB1.86 respectively, for the corresponding period in 2016.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the fourth quarter of 2017 was RMB184.67 million (US$28.38 million), a 40.5% increase from the corresponding period in 2016.

•	Non-GAAP net margin attributable to Noah shareholders for the fourth quarter of 2017 was 25.6%, up from 20.3% for the corresponding period in 2016.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the fourth quarter of 2017 was RMB3.12 (US$0.48), up from RMB2.26 for the corresponding period in 2016.

FULL YEAR 2017 FINANCIAL RESULTS

Net Revenues

Net revenues for the full year 2017 were RMB2,826.9 million (US$434.5 million), a 12.5% increase from the full year 2016, primarily due to increases in recurring service fees and performance-based income.

•	Wealth Management Business

•	Net revenues from one-time commissions for 2017 were RMB1,092.2 million (US$167.9 million), a 1.3% decrease from 2016, primarily due to a decline in distribution of insurance products.

•	Net revenues from recurring service fees for 2017 were RMB871.7 million (US$134.0 million), a 16.8% increase from 2016. The increase was primarily due to the cumulative effect of financial products with recurring service fees previously distributed by the Company.

•	Net revenues from performance-based income for 2017 were RMB92.5 million (US$14.2 million), a 695.4% increase from 2016, primarily due to an increase in performance-based income from secondary market, real estate and private equity products previously distributed by us.

•	Net revenues from other service fees for 2017 were RMB69.9 million (US$10.7 million), representing a 4.5% increase from 2016.

•	Asset Management Business

•	Net revenues from recurring service fees for 2017 were RMB527.6 million (US$81.1 million), a 9.6% increase from 2016. The increase was primarily due to the increase in assets under management by the Company.

•	Net revenues from performance-based income for 2017 were RMB47.7 million (US$7.3 million), a 2.4% increase from year 2016, primarily due to an increase in performance-based income from real estate products previously distributed by us.

•	Internet Financial Services Business

•	Net revenues for the full year 2017 were RMB112.6 million (US$17.3 million), a 124.7% increase from 2016. The increase was primarily due to the growth of sales of various services within this segment compared with 2016.

Operating costs and expenses

Operating costs and expenses for the full year 2017 were RMB2,049.9 million (US$315.1 million), an 11.0% increase from the full year 2016. Operating costs and expenses for the full year 2017 primarily consisted of compensation and benefits of RMB1,407.4 million (US$216.3 million), selling expenses of RMB320.5 million (US$49.3 million), general and administrative expenses of RMB248.9 million (US$38.3 million) and other operating expenses of RMB147.3 million (US$22.6 million).

•	Operating costs and expenses for the wealth management business for 2017 were RMB1,545.3 million (US$237.5 million), a 9.9% increase from 2016, primarily due to an increase in relationship manager compensation in line with the growth in the number of relationship managers.

•	Operating costs and expenses for the asset management business for 2017 were RMB285.1 million (US$43.8 million), a 35.4% increase from 2016, primarily due to an increase in staff compensation and decreased government subsidies.

•	Operating costs and expenses for the Internet financial services business for 2017 were RMB219.4 million (US$33.7 million), a 4.7% decrease from 2016.

Operating Margin

Operating margin for the full year 2017 was 27.5%, compared to 26.5% for the full year 2016, mainly due to cost optimization measures and increased operating efficiency of the Internet financial services business.

•	Operating margin for the wealth management business for 2017 was 27.3%, compared to 27.2% for 2016.

•	Operating margin for the asset management business for 2017 was 51.5%, compared to 60.4% for 2016, primarily due to a decrease in government subsidies.

•	Operating loss for Internet financial services business for 2017 was RMB106.8 million (US$16.4 million), compared to 180.0 million for 2016.

Income Tax Expenses

Income tax expenses for the full year 2017 were RMB199.1 million (US$30.6 million), a 26.0% increase from the full year 2016, primarily due to an increase in taxable income.

Net Income

•	Net Income

•	Net income for the full year 2017 was RMB762.9 million (US$117.3 million), a 27.6% increase from the full year 2016.

•	Net margin for the full year 2017 was 27.0%, compared to 23.8% for the full year 2016.

•	Net income attributable to Noah shareholders for the full year 2017 was RMB770.2 million (US$118.4 million), a 19.6% increase from the full year 2016.

•	Net income attributable to Noah shareholders per basic and diluted ADS for the full year 2017 was RMB13.62 (US$2.09) and RMB13.07 (US$2.01), respectively, as compared to RMB11.44 and RMB11.04, respectively, for the full year 2016.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the full year 2017 was RMB863.8 million (US$132.8 million), a 19.5% increase from the full year 2016.

•	Non-GAAP net margin attributable to Noah shareholders for the full year 2017 was 30.6%, compared to 28.8% for the full year 2016.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the full year 2017 was RMB14.62 (US$2.25), compared to RMB12.36 for the full year 2016.

Balance Sheet and Cash Flow

As of December 31, 2017, the Company had RMB1,906.8 million (US$293.1 million) in cash and cash equivalents, compared with RMB1,987.8 million as of September 30, 2017 and RMB2,982.5 million as of December 31, 2016.

Net cash inflow from the Company’s operating activities during the fourth quarter of 2017 was RMB167.3 million (US$25.7 million). Net cash inflow from the Company’s operating activities during the full year 2017 was RMB628.4 million (US$96.9), compared to RMB686.2 during the full year 2016, driven by profit earned from business operations.

Net cash outflow from the Company’s investing activities during the fourth quarter of 2017 was RMB46.6 million (US$7.2 million). Net cash outflow from the Company’s investing activities during the full year 2017 was RMB833.9 million (US$128.2), compared to RMB883.8 million during the full year 2016. This is primarily consisted of loan disbursement of RMB660.1 million, investments of RMB495.0 million, purchases of properties and equipment of RMB153.3 million and cash inflow from factoring receivables of RMB500.0 million.

Net cash outflow from the Company’s financing activities was RMB160.5 million (US$24.7million) in the fourth quarter of 2017. Net cash outflow from the Company’s financing activities during the full year 2017 was RMB791.8 million (US$121.7), compared to RMB994.6 inflow during the full year 2016, primarily due to the previously announced repurchase of Sequoia’s investment in Gopher and payment of factoring receivables.

On July 8, 2017, the Company’s board of directors authorized a share repurchase program of up to US$50 million worth of its issued and outstanding ADSs over the course of one year. As of December 31, 2017, the Company had repurchased no ADS under this program.

Note to Financial Information

As of the date of this press release, we are still in the process of reviewing the financial results of the funds of funds we manage and invest in as the general partner or manager. Any changes in the fair value of those investments could affect the income from equity in affiliates, net income, net income attributable to Noah Shareholders, income per ADS and the balance of investments in affiliates in our consolidated financial statements. While not included in the unaudited preliminary fourth quarter 2017 financial results in this press release, we will include any such fair value adjustments in the audited consolidated financial statements in our 2017 Form 20-F and will make a subsequent announcement when our review conclude, as appropriate.

2018 FORECAST

The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2018 will be in the range of RMB1 billion to RMB1.05 billion, an increase of 15.8% to 21.6% compared with the full year 2017. This estimate reflects management’s current business outlook and is subject to change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s fourth quarter and full year 2017 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Tuesday, March 6, 2018 at 8:00 p.m., U.S. Eastern Time Wednesday, March 7, 2018 at 9:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title:	Noah Holdings Limited Fourth Quarter and Full Year 2017 Earnings Call
Participant Password:	Noah Holdings

A telephone replay will be available starting one hour after the end of the conference call until March 13, 2018 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10117575.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at http://ir.noahwm.com.

DISCUSSION OF NON-GAAP FINANCIAL MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures that exclude the effects of all forms of share-based compensation. The reconciliation of these non-GAAP financial measures to the nearest GAAP measures is set forth in the table captioned “Reconciliation of GAAP to Non-GAAP Results” below.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measure used by the Company may be prepared differently from, and therefore may not be comparable to, similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed non-GAAP net income attributable to Noah shareholders results reflecting adjustments to exclude the impact of share-based compensation to supplement U.S. GAAP financial data. As such, the Company believes that the presentation of the non-GAAP net income attributable to Noah shareholders, non-GAAP net income attributable to Noah shareholders per diluted ADS and non-GAAP net margin attributable to Noah shareholders provides important supplemental information to investors regarding financial and business trends relating to the Company’s financial condition and results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for the restricted shares and share options in the periods presented. The Company utilized the non-GAAP financial results to make financial results comparable period to period and to better understand its historical business operations.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises. In the full year 2017, Noah distributed RMB117.4 billion (US$18.0 billion) of financial products. Through its subsidiary, Gopher Asset Management, Noah had assets under management of RMB148.3 billion (US$22.8 billion) as of December 31, 2017.

Noah’s wealth management business primarily distributes onshore and offshore fixed income products, private equity products, secondary market products and insurance products. Noah delivers customized financial solutions to clients through a network of 1,335 relationship managers across 237 branches and sub-branches in 79 cities in mainland China, and serves the international investment needs of its clients through subsidiaries in Hong Kong, Taiwan, Canada, Australia and the United States. The Company’s wealth management business had 186,918 registered clients as of December 31, 2017. As a leading alternative asset manager in China, Gopher Asset Management manages private equity, real estate, secondary market, credit and other investments denominated in both Renminbi and foreign currencies. The Company also provides Internet financial services, including online wealth management, micro-lending and payment processing services, etc.

For more information, please visit Noah at ir.noahwm.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the fourth quarter of 2017 and the full year ended December 31, 2017 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.5063 to US$1.00, the effective noon buying rate for December 31, 2017 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2018 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industry; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industry in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Steve Zeng

Noah Holdings Limited

Tel: +86-21-8035-9221

ir@noahwm.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

		As of
	September 30, 2017	December 31, 2017	December 31, 2017
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	1,987,798	1,906,753	293,063
Short-term investments (including short-term investments measured at fair value of RMB363,692 thousands and RMB95,345 thousands, as of September 30, 2017 and December 31, 2017, respectively)	424,692	160,345	24,645
Accounts receivable, net of allowance for doubtful accounts of nil as of September 30, 2017 and December 31, 2017	144,724	175,518	26,977
Loans receivable	401,229	765,398	117,640
Amounts due from related parties	701,756	515,454	79,224
Loans receivable from factoring business	440,794	256,944	39,492
Other current assets	238,830	255,680	39,297

Total current assets	4,339,823	4,036,092	620,338

Long-term investments (including long-term investments measured at fair value of RMB116,975 thousands and RMB482,006 thousands, as of September 30, 2017 and December 31, 2017, respectively)	690,747	988,266	151,894
Investment in affiliates	640,820	969,670	149,036
Property and equipment, net	248,090	303,349	46,624
Non-current deferred tax assets	52,083	72,654	11,167
Other non-current assets	104,438	125,871	19,349

Total Assets	6,076,001	6,495,902	998,408

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	491,929	622,494	95,676
Income tax payable	70,051	18,360	2,822
Amounts due to related parties	273	276	42
Deferred revenues	211,861	201,254	30,932
Loans payable from factoring business	303,866	—	—
Other current liabilities	366,450	492,970	75,769
Convertible notes	498,998	487,973	75,000

Total current liabilities	1,943,428	1,823,327	280,241
Non-current Deferred tax liabilities	4,424	50,121	7,703
Other non-current liabilities	71,807	113,660	17,469

Total Liabilities	2,019,659	1,987,108	305,413

Equity	4,056,342	4,508,794	692,995

Total Liabilities and Equity	6,076,001	6,495,902	998,408

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

		Three months ended
	December 31, 2016	December 31, 2017	December 31, 2017	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from third party
One-time commissions	164,146	130,462	20,052	(20.5%)
Recurring service fees	126,923	154,949	23,815	22.1%
Performance-based income	6,013	9,006	1,384	49.8%
Other service fees	37,178	52,482	8,066	41.2%

Total third party revenues	334,260	346,899	53,317	3.8%
Revenues from related party
One-time commissions	98,616	113,572	17,456	15.2%
Recurring service fees	209,605	241,463	37,112	15.2%
Performance-based income	7,719	20,833	3,202	169.9%
Other service fees	392	4,541	698	1,058.4%

Total related party revenues	316,332	380,409	58,468	20.3%
Total revenues	650,592	727,308	111,785	11.8%
Less: business taxes and related surcharges	(4,362)	(5,194)	(798)	19.1%

Net revenues	646,230	722,114	110,987	11.7%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(150,033)	(167,363)	(25,723)	11.6%
Performance Fee Compensation	—	(11,291)	(1,735)	0.0%
Other Compensations	(190,475)	(200,982)	(30,890)	5.5%

Total compensation and benefits	(340,508)	(379,636)	(58,348)	11.5%
Selling expenses	(98,672)	(111,516)	(17,140)	13.0%
General and administrative expenses	(71,144)	(79,271)	(12,184)	11.4%
Other operating expenses	(66,592)	(41,274)	(6,344)	(38.0%)
Government subsidies	14,068	25,199	3,873	79.1%

Total operating costs and expenses	(562,848)	(586,498)	(90,143)	4.2%

Income from operations	83,382	135,616	20,844	62.6%

Other income:
Interest income	7,931	12,910	1,984	62.8%
Interest expenses	(4,871)	(9,593)	(1,474)	96.9%
Investment income	18,893	34,983	5,377	85.2%
Other (expense) income	(3,606)	640	98	(117.7%)

Total other income	18,347	38,940	5,985	112.2%

Income before taxes and income from equity in affiliates	101,729	174,556	26,829	71.6%
Income tax expense	(22,157)	(35,081)	(5,392)	58.3%
Income from equity in affiliates	2,145	18,438	2,834	759.6%

Net income	81,717	157,913	24,271	93.2%

Less: net loss attributable to non-controlling Interests	(20,312)	(2,339)	(359)	(88.5%)
Less: Loss attributable to redeemable non-controlling interest of Subsidiary	(5,336)	—	—	(100.0%)

Net income attributable to Noah Shareholders	107,365	160,252	24,630	49.3%

Income per ADS, basic	1.90	2.82	0.43	48.4%
Income per ADS, diluted	1.86	2.72	0.42	46.2%
Margin analysis:
Operating margin	12.9%	18.8%	18.8%
Net margin	12.6%	21.9%	21.9%
Weighted average ADS equivalent: [1]
Basic	56,482,118	56,782,875	56,782,875
Diluted	60,329,884	61,147,734	61,147,734
ADS equivalent outstanding at end of period	56,462,655	56,902,300	56,902,300

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31,		December 31,	December 31,
	2016		2017	2017	Change
	RMB’000		RMB’000	USD’000
Revenues:
Revenues from third party
One-time commissions	810,645		541,024	83,154	(33.3%)
Recurring service fees	475,000		547,123	84,091	15.2%
Performance-based income	19,740		86,494	13,294	338.2%
Other service fees	117,794		171,759	26,399	45.8%

Total third party revenues	1,423,179		1,346,400	206,938	(5.4%)
Revenues from related party
One-time commissions	321,442		561,060	86,233	74.5%
Recurring service fees	775,726		860,730	132,292	11.0%
Performance-based income	39,501		54,502	8,377	38.0%
Other service fees	1,788		23,314	3,583	1,203.9%

Total related party revenues	1,138,457		1,499,606	230,485	31.7%
Total revenues	2,561,636		2,846,006	437,423	11.1%
Less: business taxes and related surcharges	(48,064)		(19,098)	(2,935)	(60.3%)

Net revenues	2,513,572		2,826,908	434,488	12.5%

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(563,620)		(616,064)	(94,687)	9.3%
Performance Fee Compensation	(8,146)		(11,291)	(1,735)	38.6%
Other Compensations	(728,639)		(780,017)	(119,886)	7.1%

Total compensation and benefits	(1,300,405)		(1,407,372)	(216,308)	8.2%
Selling expenses	(322,667)		(320,462)	(49,254)	(0.7%)
General and administrative expenses	(234,488)		(248,878)	(38,252)	6.1%
Other operating expenses	(151,088)		(147,318)	(22,642)	(2.5%)
Government subsidies	162,365		74,156	11,398	(54.3%)

Total operating costs and expenses	(1,846,283)		(2,049,874)	(315,058)	11.0%

Income from operations	667,289		777,034	119,430	16.4%

Other income:
Interest income	39,539		45,020	6,919	13.9%
Interest expenses	(19,289)		(24,128)	(3,708)	25.1%
Investment income	48,537		67,343	10,350	38.7%
Other (expense) income	(2,531)		3,542	544	(239.9%)

Total other income	66,256		91,777	14,105	38.5%

Income before taxes and income from equity in affiliates	733,545		868,811	133,535	18.4%
Income tax expense	(157,997)		(199,085)	(30,599)	26.0%
Income from equity in affiliates	22,343		93,184	14,322	317.1%

Net income	597,891		762,910	117,258	27.6%
Less: net loss attributable to non-controlling Interests Less: income(loss) attributable to redeemable non-controlling interest of Subsidiary	(40,602 (5,336	) )	(13,745 6,483)	(2,113 996)	(66.1 (221.5	%) %)

Net income attributable to Noah Shareholders	643,829		770,172	118,375	19.6%

Income per ADS, basic	11.44		13.62	2.09	19.1%
Income per ADS, diluted	11.04		13.07	2.01	18.4%
Margin analysis:
Operating margin	26.5%		27.5%	27.5%
Net margin	23.8%		27.0%	27.0%
Weighted average ADS equivalent: [1]
Basic	56,300,278		56,551,274	56,551,274
Diluted	60,073,525		60,467,645	60,467,645
ADS equivalent outstanding at end of period	56,462,655		56,902,300	56,902,300

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

		Three months ended
	December 31,	December 31,	December 31,
	2016	2017	2017	Change
	RMB’000	RMB’000	USD’000
Net income	81,717	157,913	24,271	93.2%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	14,342	(13,047)	(2,005)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	(12,479)	243,655	37,449	N.A.

Comprehensive income	83,580	388,521	59,715	364.8%
Less: Comprehensive loss attributable to non-controlling interests	(20,326)	(2,342)	(360)	(88.5%)
Loss attributable to redeemable non-controlling interest of Subsidiary	(5,336)	—	—	(100.0%)

Comprehensive income attributable to Noah Shareholders	109,242	390,863	60,075	257.8%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

		Twelve months ended
	December 31,	December 31,	December 31,
	2016	2017	2017	Change
	RMB’000	RMB’000	USD’000
Net income	597,891	762,910	117,257	27.6%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	19,241	(33,876)	(5,207)	N.A.
Fair value fluctuation of available for sale Investment (after tax)	(3,001)	252,706	38,840	N.A.

Comprehensive income	614,131	981,740	150,891	59.9%
Less: Comprehensive loss attributable to non-controlling interests	(40,697)	(13,776)	(2,117)	(66.1%)
Loss attributable to redeemable non-controlling interest of Subsidiary	(5,336)	6,483	996	(221.5%)

Comprehensive income attributable to Noah Shareholders	660,164	989,033	152,012	49.8%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	December 31, 2016	December 31, 2017	Change
Number of registered clients	135,396	186,918	38.1%
Number of relationship managers	1,169	1,335	14.2%
Number of cities under coverage	71	79	11.3%

	Three months ended
	December 31, 2016	December 31, 2017	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,532	6,276	38.5%
Transaction value:
Fixed income products	14,337	15,367	7.2%
Private equity products	8,519	7,360	(13.6%)
Secondary market equity products	1,700	5,412	218.3%
Other products	364	48	(86.8%)

Total transaction value	24,920	28,188	13.1%

Average transaction value per client	5.50	4.49	(18.3%)

	Twelve months ended
	December 31, 2016	December 31, 2017	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	12,027	12,720	5.8%
Transaction value:
Fixed income products	64,494	71,759	11.3%
Private equity products	27,545	34,261	24.4%
Secondary market equity products	7,846	10,754	37.1%
Other products	1,499	598	(60.1%)

Total transaction value	101,385	117,371	15.8%

Average transaction value per client	8.43	9.23	9.5%

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2017
	Wealth Management Business	Asset Management Business	Internet Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from third party
One-time commissions	130,190	272	—	130,462
Recurring service fees	149,367	5,582	—	154,949
Performance-based income	8,854	152	—	9,006
Other service fees	20,397	5,643	26,442	52,482

Total third party revenues	308,808	11,649	26,442	346,899

Revenues from related party
One-time commissions	112,656	916	—	113,572
Recurring service fees	105,436	136,027	—	241,463
Performance-based income	1,826	19,007	—	20,833
Other service fees	—	—	4,541	4,541

Total related party revenues	219,918	155,950	4,541	380,409

Total revenues	528,726	167,599	30,983	727,308
Less: business taxes and related surcharges	(3,911)	(840)	(443)	(5,194)

Net revenues	524,815	166,759	30,540	722,114

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(166,699)	—	(664)	(167,363)
Performance Fee Compensation	—	(11,291)	—	(11,291)
Other compensation	(117,186)	(53,406)	(30,390)	(200,982)

Total compensation and benefits	(283,885)	(64,697)	(31,054)	(379,636)

Selling expenses	(104,538)	(1,965)	(5,013)	(111,516)
General and administrative expenses	(54,695)	(22,379)	(2,197)	(79,271)
Other operating expenses	(22,800)	(3,992)	(14,482)	(41,274)
Government subsidies	20,768	3,131	1,300	25,199

Total operating costs and expenses	(445,150)	(89,902)	(51,446)	(586,498)

Income (loss) from operations	79,665	76,857	(20,906)	135,616

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended December 31, 2016
	Wealth Management Business	Asset Management Business	Internet Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from third party
One-time commissions	163,809	337	—	164,146
Recurring service fees	109,458	17,465	—	126,923
Performance-based income	2,771	3,242	—	6,013
Other service fees	15,774	—	21,404	37,178

Third party revenues	291,812	21,044	21,404	334,260

Revenues from related party
One-time commissions	98,592	24	—	98,616
Recurring service fees	100,948	108,657	—	209,605
Performance-based income	650	7,069	—	7,719
Other service fees	—	—	392	392

Related party revenues	200,190	115,750	392	316,332

Total revenues	492,002	136,794	21,796	650,592
Less: business taxes and related surcharges	(3,767)	(421)	(174)	(4,362)

Net revenues	488,235	136,373	21,622	646,230

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(147,169)	(325)	(2,539)	(150,033)
Other compensation	(120,756)	(38,873)	(30,846)	(190,475)

Total compensation and benefits	(267,925)	(39,198)	(33,385)	(340,508)
Selling expenses	(84,740)	(6,012)	(7,920)	(98,672)
General and administrative expenses	(37,492)	(25,297)	(8,355)	(71,144)
Other operating expenses	(24,918)	(27,244)	(14,430)	(66,592)
Government subsidies	9,222	4,846	—	14,068

Total operating costs and expenses	(405,853)	(92,905)	(64,090)	(562,848)

Income (loss) from operations	82,382	43,468	(42,468)	83,382

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2017
	Wealth Management Business	Asset Management Business	Internet Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from third party
One-time commissions	539,936	1,088	—	541,024
Recurring service fees	519,575	27,548	—	547,123
Performance-based income	84,105	2,389	—	86,494
Other service fees	70,390	10,712	90,657	171,759

Total third party revenues	1,214,006	41,737	90,657	1,346,400

Revenues from related party
One-time commissions	560,048	1,012	—	561,060
Recurring service fees	358,321	502,409	—	860,730
Performance-based income	9,020	45,482	—	54,502
Other service fees	—	—	23,314	23,314

Total related party revenues	927,389	548,903	23,314	1,499,606

Total revenues	2,141,395	590,640	113,971	2,846,006
Less: business taxes and related surcharges	(15,128)	(2,599)	(1,371)	(19,098)

Net revenues	2,126,267	588,041	112,600	2,826,908

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(611,550)	(4)	(4,510)	(616,064)
Performance Fee Compensation	—	(11,291)	—	(11,291)
Other compensation	(463,370)	(190,032)	(126,615)	(780,017)

Total compensation and benefits	(1,074,920)	(201,327)	(131,125)	(1,407,372)

Selling expenses	(295,798)	(9,271)	(15,393)	(320,462)
General and administrative expenses	(146,122)	(70,618)	(32,138)	(248,878)
Other operating expenses	(77,490)	(27,773)	(42,055)	(147,318)
Government subsidies	49,008	23,848	1,300	74,156

Total operating costs and expenses	(1,545,322)	(285,141)	(219,411)	(2,049,874)

Income (loss) from operations	580,945	302,900	(106,811)	777,034

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Twelve months ended December 31, 2016
	Wealth Management Business	Asset Management Business	Internet Financial Services Business	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from third party
One-time commissions	809,460	1,185	—	810,645
Recurring service fees	413,085	61,915	—	475,000
Performance-based income	11,143	8,597	—	19,740
Other service fees	67,437	—	50,357	117,794

Third party revenues	1,301,125	71,697	50,357	1,423,179

Revenues from related party
One-time commissions	318,555	2,887	—	321,442
Recurring service fees	347,819	427,907	—	775,726
Performance-based income	707	38,794	—	39,501
Other service fees	722	—	1,066	1,788

Related party revenues	667,803	469,588	1,066	1,138,457

Total revenues	1,968,928	541,285	51,423	2,561,636
Less: business taxes and related surcharges	(37,274)	(9,475)	(1,315)	(48,064)

Net revenues	1,931,654	531,810	50,108	2,513,572

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(556,554)	(1,452)	(5,614)	(563,620)
Performance Fee Compensation	—	(8,146)	—	(8,146)
Other compensation	(443,705)	(155,567)	(129,367)	(728,639)

Total compensation and benefits	(1,000,259)	(165,165)	(134,981)	(1,300,405)
Selling expenses	(280,993)	(16,172)	(25,502)	(322,667)
General and administrative expenses	(120,764)	(77,201)	(36,523)	(234,488)
Other operating expenses	(82,059)	(35,923)	(33,106)	(151,088)
Government subsidies	78,445	83,920	—	162,365

Total operating costs and expenses	(1,405,630)	(210,541)	(230,112)	(1,846,283)

Income (loss) from operations	526,024	321,269	(180,004)	667,289

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Three months ended
	December 31,	December 31,	Change
	2016	2017
	RMB’000	RMB’000
Net income attributable to Noah Shareholders	107,365	160,252	49.3%
Adjustment for share-based compensation related to:
Share options	11,854	10,796	(8.9%)
Restricted shares	12,178	13,625	11.9%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	131,397	184,673	40.5%
Net margin	12.6%	21.9%
Adjusted net margin (non-GAAP)*	16.4%	25.3%
Net income attributable to Noah Shareholders per ADS, diluted	1.86	2.72	46.2%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	2.26	3.12	38.1%

*The	non-GAAP adjustments do not take into consideration the impact of taxes on such adjustments.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Twelve months ended
	December 31,	December 31,	Change
	2016	2017
	RMB’000	RMB’000
Net income attributable to Noah Shareholders	643,829	770,172	19.6%
Adjustment for share-based compensation related to:
Share options	39,008	51,054	30.9%
Restricted shares	40,163	42,581	6.0%

Adjusted net income attributable to Noah Shareholders (non-GAAP)*	723,000	863,807	19.5%
Net margin	23.8%	27.0%
Adjusted net margin (non-GAAP)*	26.9%	30.3%
Net income attributable to Noah Shareholders per ADS, diluted	11.04	13.07	18.4%
Adjusted net income attributable to Noah Shareholders per ADS, diluted (non-GAAP)*	12.36	14.62	18.3%